United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

RECEIVED
2004 AUG 12 A 11: 57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANY SECRETARY'S OFFICE

CS/GDR/0319/2004

August 06, 2004

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 – 9
Washington DC 20549
U.S.A.

04036202

SUPPL

Dear Sir,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with rule 12g 3 – 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. A copy of the Unaudited Balance Sheet and Profit and Loss Accounts for the nine months ended 31st December 2003 sent to the Nigerian Stock Exchange for presentation to market operators.

2. Copies of returns made by the Bank to the Corporate Affairs Commission on the first Monday of February and first Tuesday of August 2004 pursuant to Section 636(1) of the Companies and Allied Matters Act 1990.

3. A copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

4. A copy of Form CO7A – Particulars of Company Secretary, filed with the Corporate Affairs Commission in compliance with 292(4) of the Companies and Allied Matters Act 1990.

5. A copy of the Bank's Balance Sheet and Profit and Loss Accounts for the year ended 31st March 2004 sent to the Nigerian Stock Exchange for presentation to market operators.

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

BOARD OF DIRECTORS: CHAIRMAN: KAYODE SOFOLA, SAN, ACTING MANAGING DIRECTOR & CHIEF EXECUTIVE: ALIYU DIKKO, EXECUTIVE DIRECTORS: OFFONG AMBAH, YUNUSA K. OJO, BELLO GARBA, DIRECTORS: DR T ASUQUO JOHN, IGWE ALEX NWOKEDI, OON, ALHAJI MUSTAPHA ABDULKADIR, VICTOR ODOZI, JUNAID DIKKO, WILLY KROEGER (GERMAN), PROF. JEAN HERSKOVITS (AMERICAN) DR. KHALID AL-MANSOUR (AMERICAN) WILLIAM JAMES (AMERICAN), ALESSANDRO DEODATO (ITALIAN)

6. A copy of the Bank's Balance Sheet and Profit and Loss Accounts for the financial year ended 31st March 2004 published in a daily newspaper in compliance with Section 27 of the Banks and Other Financial Institutions Act 1991.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

UNITED BANK FOR AFRICA PLC RC:2457

COMPLIANCE WITH SECTION 636(1) OF THE

COMPANIES AND ALLIED MATTERS ACT 1990

SCHEDULE 14

RECEIVED
2004 AUG 12 A 11:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The share capital is ₦2,000,000,000 divided into 4,000,000,000 shares of 50k each.

The number of shares issued is 2,550,000,000.

Calls to the amount of 50k per share have been made under which the sum of ₦1,275,000,000 has been received.

The Liabilities of the company on the first day of January 2004 were:

Debt owing to sundry persons by the company:-

On Judgement ₦ ....

On Speciality ₦ ....

On Notes or Bills ₦ ....

On Simple Contracts, Borrowing from non Banks ₦ ....

On Estimated Liabilities ₦ ....

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 FEB 2004
APPROVED BY
Name ....
Sign ....

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 31st December 2003)	**₦'000**
Treasury Bills	34,070,029
CBN Certificates	0
Par Bonds (Federal Government Debt Refinancing)	5,000,000
Stabilisation Securities	0
	39,070,029

Corporate Affairs Commission
Certified True Copy
03 FEB 2004
Name ....

CASH AT BANKERS	
Cash	3,625,705
Balance with and cheques in the course of collection on other banks (in Nigeria and Abroad)	15,038,789
Money at call with other banks (in Nigeria and Abroad)	58,207,506
Negotiable certificate of Deposit	0
	76,872,000

Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account ₦7,850,706,000 and CBN Current Account ₦618,593,000.

DATED THE 28TH DAY OF JANUARY 2004.

DIRECTOR COMPANY SECRETARY

UNITED BANK FOR AFRICA PLC RC:2457

COMPLIANCE WITH SECTION 636 (1) OF THE

COMPANIES AND ALLIED MATTERS ACT. 1990

SCHEDULE 14

The share capital is N2,000,000,000 divided into 4,000,000,000 shares of 50k each.

The number of shares issued is 2,550,000,000

Calls to the amount of 50k per share have been made under which the sum of N1,275,000,000 has been received.

The Liabilities of the company on the first day of July 2004 were:

Debt owing to sundry persons by the company:-

On Judgement ₦..............................

On Speciality ₦..............................

On Notes or Bills ₦..........................

On Simple Contracts, Borrowing from non Banks ₦..........................

On Estimated Liabilities ₦...................

CORPORATE AFFAIRS COMMISSION VERIFICATION 03 AUG 2004 APPROVED BY Name........ Sign........

The Assets of the Company on that day were:

GOVERNMENT SECURITIES (As at 30th June 2004)	₦'000
Treasury Bills	33,104,467
CBN Certificates	0
Par Bonds (Federal Government Debt Refinancing)	5,000,000
Stabilisation Securities	0
	38,104,467

CORPORATE AFFAIRS COMMISSION ASSESSMENT 03 AUG 2004

CASH AT BANKERS	
Cash	3,881,599
Balance with and cheques in the course of collection on other banks (in Nigeria and Abroad)**	14,652,781
Money at call with other banks (in Nigeria and Abroad)	38,593,072
Negotiable certificate of deposit	0
	57,127,452

**Included in the Balances with and Cheques in the course of collection on other banks (in Nigeria and Abroad) are: CBN Cash Reserve Account ₦8,468,417,000 and CBN Current Account ₦1,480,964,000.

DATED THE 15TH DAY OF JULY 2004.

DIRECTOR

COMPANY SECRETARY

Corporate Affairs Commission ... Pre - Incorporation TRANSFERRED

CORPORATE AFFAIRS COMMISSION CERTIFIED TRUE COPY 03 AUG 2004 SIGN

United Bank for Africa Plc

RC 2457

57, MARINA, L[illegible]

2004 Financial Report and Accounts

BALANCE SHEET AS AT 31ST MARCH

	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
USE OF FUNDS				
Cash and Short Term Funds	90,209	92,999	69,620	62,616
Government Securities	30,497	31,448	30,397	30,490
Investments	3,460	2,173	2,397	2,049
Loans and Advances	56,196	46,076	56,196	46,076
Other Assets	15,348	25,579	48,603	24,176
Fixed Assets	6,379	5,596	[illegible]	5,589
	212,024	203,871	206,806	200,995
LIABILITIES				
Deposit and Current Accounts	[illegible]	142,427	[illegible]	142,427
Other Liabilities	[illegible]	43,669	[illegible]	41,994
Taxation	[illegible]	1,996	[illegible]	1,923
Deferred Taxation	[illegible]	884	[illegible]	884
	[illegible]	188,976	[illegible]	187,228
BORROWINGS	[illegible]	-	[illegible]	-
CAPITAL AND RESERVES				
Share Capital	[illegible]	1,276	[illegible]	1,276
Capital Reserve	[illegible]	22	[illegible]	-
Statutory Reserve	[illegible]	2,334	[illegible]	2,156
Exchange Difference Reserve	[illegible]	5,416	[illegible]	5,416
General Reserve	[illegible]	4,997	[illegible]	4,054
Bonus Reserve	[illegible]	-	[illegible]	-
Small Scale Industries	[illegible]	865	[illegible]	865
SHAREHOLDERS' FUNDS	[illegible]	14,901	[illegible]	13,767
	[illegible]	203,871	[illegible]	200,995
Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liabilities thereon)	[illegible]	48,371	[illegible]	48,371

Kayode Sofola, SAN ________ }
Aliyu Dikko ________ } Directors
Offong Ambah ________ }

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31ST MARCH

	GROUP 2004	GROUP 2003 Nmillion	COMPANY 2004	COMPANY 2003 Nmillion
Gross Earnings	[illegible]	24,194	[illegible]	23,720
Profit Before Taxation	[illegible]	5,128	[illegible]	4,816
Taxation	[illegible]	(1,328)	[illegible]	(1,307)
Deferred taxation	[illegible]	(520)	[illegible]	(520)
Profit After Taxation	[illegible]	3,280	[illegible]	2,989
APPROPRIATIONS:				
Statutory Reserve	[illegible]	492	[illegible]	448
Small Scale Industries Reserve	[illegible]	482	[illegible]	482
Bonus Issue Reserve	[illegible]	-	[illegible]	-
General Reserve	[illegible]	1,158	[illegible]	911
Dividend Proposed	[illegible]	1,148	[illegible]	1,148
	[illegible]	3,280	[illegible]	2,989
PER 50K SHARE (NAIRA)				
Earnings Per Share	[illegible]	1.29	[illegible]	1.17
Dividend Per Share	[illegible]	0.45	[illegible]	0.45

REPORT OF THE AUDITORS

We have audited the financial statements of United Bank for Africa Plc as at 31 March 2004 set out on pages 5 to 26 which have been prepared on the basis of the accounting policies set out on pages 3 and 4.

Respective Responsibilities of Directors and Auditors
In accordance with the Companies and Allied Matters Act, 1990, the Bank's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit on those statements and to report our opinion to you.

Basis of Opinion
We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit and have received proper returns from branches not visited by us. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

An analysis of insider related credits as required by the Central Bank of Nigeria is as set out on note 29 in accordance with circular BSD/1/2004.

Contravention
During the year, the Bank contravened some sections of the Banks and Other Financial Institutions Act 1991. The particulars thereof and penalties paid thereon are as set out in note 23 to the financial statements.

Opinion
In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31 March 2004 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and other Financial Institutions Act 1991 and relevant circulars issued by the Central Bank of Nigeria.

Chartered Accountants
Lagos, Nigeria
11 May 2004

BOARD OF DIRECTORS: CHAIRMAN: KAYODE SOFOLA, SAN AG. MANAGING DIRECTOR & CHIEF EXECUTIVE: ALIYU DIKKO EXECUTIVE DIRECTORS: OFFONG AMBAH, YUNUSA [illegible] BELLO GARBA DIRECTORS: DR. T. ASUQUO, JOHN EWE, ALEX NWOKEDI, DON. ALHAJI MUSTAPHA ABDULKADIR, VICTOR ODOZI, [illegible] JEAN BERKOVITS (AMERICAN), DR. KHALID AL-MANSOUR (AMERICAN), WILLIAM JAMES (AMERICAN), ALESSANDRO [illegible]

www.ubagroup.com ... the wise choice in banking

THE Nigerian STOCK EXCHANGE

TRADING FLOORS: LAGOS, ABUJA, KADUNA, PORT-HARCOURT, KANO, ONITSHA, IBADAN, YOLA

STOCK EXCHANGE HOUSE
(8TH, 9TH & 23RD FLOORS)
2/4, CUSTOMS STREET,
P. O. BOX 2457, LAGOS.
TELEPHONE: 2660287, 2660305, 2660335
TELEX: 23567 STEX NIG.
FAX: 01-2668724, 2668281
E-mail: nse@nigerianstockexchange.com
Website: www.nigerianstockexchange.com

file

RECEIVED
09 FEB 2004
UBA PLC
Legal Services Div.
57, Marina (18th Flr)
Lagos

February 6, 2004

The Company Secretary
United Bank for Africa Plc
UBA HOUSE
57, Marina
Lagos

Dear Sir,

<u>RE: UBA PLC UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 31ST DECEMBER 2003</u>

We have received your letter dated February 4, 2004 forwarding your bank's nine months unaudited results for the period ended December 31, 2003 and wish to inform you that the results have been presented to the market operators for their reaction.

You therefore have our approval to publish the results in the National Dailies.

Yours faithfully,

BINOS D. YAROE
General Manager/Head
Quotations/Listings Dept

RECEIVED
10 FEB 2004
U.B.A. PLC
Office of the
Chief Financial
Officer

United Bank for Africa Plc is one of the largest commercial banks in Nigeria, with a network of 236 branches in Nigeria and two branches in New York and Grand Cayman Island. A more detailed financial statement for the nine-month ended 31 December 2003 is accessible on our web-site.

Issued by United Bank for Africa Plc, a publicly quoted company incorporated in Nigeria with limited liability. Head Office: UBA House 57 Marina, Lagos, Nigeria. Web site: www.ubagroup.com

Nine-month Results

	GROUP		
NINE-MONTHS TO (Unaudited)	**31 December 2003**	**31 December 2002**	**% Change**
	₦ million	**₦ million**	
Cash & Short Term Funds	57,678	61,177	-6%
Placements & investments	85,267	57,303	49%
Loans & Advances	60,244	38,907	55%
Other Assets	9,486	33,873	-72%
Fixed Assets	6,535	5,059	29%
Total Assets	**219,209**	**196,318**	**12%**
Deposits	151,978	111,868	36%
Other Liabilities	48,961	70,685	-31%
Shareholders' Funds	18,270	13,765	33%
Total Liabilities & Shareholders' Funds	**219,209**	**196,318**	**12%**
Contingent Obligations	**85,122**	**48,138**	**77%**
Gross revenues	**18,846**	**19,143**	**-2%**
Profit before tax	4,887	4,184	17%
Less: Taxation	1,222	1,046	17%
Profit after tax	**3,665**	**3,138**	**17%**
Capital Adequacy Ratio	16%	14%	15%
Return on assets	2.4%	2.3%	4%
Return on equity	31%	34%	-10%
Earnings per share	₦ 1.92	₦1.64	17%

Note: Comparative figures have been reclassified in line with the current year's position.

"We continue to work to prepare the Bank for a market that is getting more challenging every day."

Chairman's address, 2003 Annual General Meeting

Barring any material adverse developments, our efforts should translate into an enhanced performance in the financial year ending 31 March 2004.

By order of the Board

Isabella Okagbue
Company Secretary
19 January 2004

United Bank for Africa Plc
The wise choice in banking

UBA

THE Nigerian STOCK EXCHANGE

TRADING FLOORS: LAGOS, ABUJA, KADUNA, PORT-HARCOURT, KANO, ONITSHA, IBADAN, YOLA

STOCK EXCHANGE HOUSE
(8TH, 9TH & 23RD FLOORS)
2/4, CUSTOMS STREET,
P. O. BOX 2457, LAGOS.
TELEPHONE: 2660287, 2660305, 2660335
TELEX: 23567 STEX NIG.
FAX: 01-2668724, 2668281
E-mail: nse@nigeriastockexchange.com
Website: www.nigeriastockexchange.com

July 30, 2004

The Company Secretary
United Bank For Africa Plc
57, Marina
Lagos

Dear Sir,

RE: RESULT FOR THE YEAR ENDED 31ST MARCH 2004

We acknowledge receipt of your letter today Friday 30th July 2004 forwarding your audited financial statements for the year ended 31st March 2004 and wish to inform you that the results will be presented to the market operators for their reaction on Monday 2nd of August 2004.

Approval is hereby granted to publish the results in the National Dailies any day from Tuesday 3rd of August 2004, while we await receipt of the printer's proof of the accounts for vetting and final approval before printing.

Yours faithfully,

for [signature]
BINOS D. YAROE
General Manager/ Head
Quotations / Listings Dept.

United Bank for Africa Plc

RC: 2457

57, MARINA, LAGOS.

2004 Financial Report and Accounts

BALANCE SHEET AS AT 31ST MARCH

	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
USE OF FUNDS				
Cash and Short Term Funds	90,209	92,999	89,820	92,615
Government Securities	40,497	31,448	40,497	30,490
Investments	3,460	2,173	2,387	2,049
Loans and Advances	56,136	46,076	56,136	46,076
Other Assets	15,343	25,579	13,603	24,176
Fixed Assets	6,379	5,596	6,363	5,589
	212,024	203,871	208,806	200,995
LIABILITIES				
Deposit and Current Accounts	151,929	142,427	151,929	142,427
Other Liabilities	33,700	43,669	32,051	41,994
Taxation	2,373	1,990	2,279	1,923
Deferred Taxation	1,104	884	1,103	884
	189,106	188,970	187,362	187,228
BORROWINGS	3,385	-	3,385	-
CAPITAL AND RESERVES				
Share Capital	1,275	1,275	1,275	1,275
Capital Reserve	22	22	-	-
Statutory Reserve	3,013	2,334	2,783	2,155
Exchange Difference Reserve	7,055	5,418	7,055	5,418
General Reserve	6,487	4,987	5,265	4,054
Bonus Reserve	255	-	255	-
Small Scale Industries	1,426	865	1,426	865
SHAREHOLDERS' FUNDS	19,533	14,901	18,059	13,767
	212,024	203,871	208,806	200,995
Acceptances, Guarantees and other Obligations for Account of Customers (And Customers' Liabilities thereon)	81,719	48,371	81,719	48,371

Kayode Sofola, SAN ____________
Aliyu Dikko ____________ } Directors
Offong Ambah ____________

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH

	GROUP 2004 Nmillion	GROUP 2003 Nmillion	COMPANY 2004 Nmillion	COMPANY 2003 Nmillion
Gross Earnings	24,510	24,194	23,928	23,720
Profit Before Taxation	6,010	5,128	5,608	4,816
Taxation	(1,265)	(1,328)	(1,204)	(1,307)
Deferred taxation	(220)	(520)	(219)	(520)
Profit After Taxation	4,525	3,280	4,185	2,989
APPROPRIATIONS:				
Statutory Reserve	679	492	628	448
Small Scale Industries Reserve	561	482	561	482
Bonus Issue Reserve	255	-	255	-
General Reserve	1,500	1,158	1,211	911
Dividend - Proposed	1,530	1,148	1,530	1,148
	4,525	3,280	4,185	2,989
PER 50K SHARE (NAIRA):				
Earnings Per Share	1.77	1.29	1.64	1.17
Dividend Per Share	0.60	0.45	0.60	0.45

REPORT OF THE AUDITORS

We have audited the financial statements of United Bank for Africa Plc as at 31 March 2004 set out on pages 5 to 26 which have been prepared on the basis of the accounting policies set out on pages 3 and 4.

Respective Responsibilities of Directors and Auditors

In accordance with the Companies and Allied Matters Act, 1990, the Bank's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Bank's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit and have received proper returns from branches not visited by us. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

An analysis of insider related credits as required by the Central Bank of Nigeria is as set out on note 29 in accordance with circular BSD/1/2004.

Contravention

During the year, the Bank contravened some sections of the Banks and Other Financial Institutions Act 1991. The particulars thereof and penalties paid thereon are as set out in note 23 to the financial statements.

Opinion

In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31 March 2004 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche

Chartered Accountants
Lagos, Nigeria
11 May 2004

BOARD OF DIRECTORS: CHAIRMAN: KAYODE SOFOLA, SAN AG. MANAGING DIRECTOR & CHIEF EXECUTIVE: ALIYU DIKKO EXECUTIVE DIRECTORS: OFFONG AMBAH, YUNUSA OJO, BELLO GARBA DIRECTORS: DR. T. ASUQUO JOHN, IGWE ALEX NWOKEDI, OON, ALHAJI MUSTAPHA ABDULKADIR, VICTOR ODOZI, JUNAID DIKKO, WILLY KROEGER (GERMAN), PROF. JEAN HERSKOVITS (AMERICAN), DR. KHALID AL-MANSOUR (AMERICAN), WILLIAM JAMES (AMERICAN), ALESSANDRO DEODATO (ITALIAN)

UBA

27 ...
UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)
ZONE 5, WUSE ABUJA

Form C. 07
RC:NO 2457

C 30892

COMPANIES AND ALLIED MATTERS ACT 1990

N4,000 Paid

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
03 JUN 2004
Assessed by ...
Name ...
Sign ...

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 JUN 2004
APPROVED BY
Name ...
Sign ...

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

MB 54860 of 3 ... Abuja

Corporate Affairs Commission
Certified True Copy
03 JUN 2004
Name B. Bulhan
Designation ...
Signature ...

Presented by:
Name COMPANY SECRETARY
Address UNITED BANK FOR AFRICA PLC
57 MARINA - LAGOS

Corporate Affairs Commission Abuja
Post Incorporation
TRANSFERED
0... JUN 2004
Date ...

Particulars of Directors of UNITED BANK FOR AFRICA PLC

XXXXXX

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
21 IKOYI CRESCENT, IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD HARVARD INV. LTD, UNITED TELESYS LTD, UNITED NETWORKS MOBILE LTD.	1955	DISENGAGED FROM THE BOARD MARCH 4, 2004
8 YAHAYA IMAM ROAD MALALI - KADUNA	VICE CHAIRMAN UBA PLC DIRECTOR: UBA CAPITAL & TRUST LTD UNILEVER NIG. PLC	1952	DISENGAGED FROM THE BOARD MARCH 4, 2004
2, ONITOLO ROAD, IKOYI - LAGOS	MD/CHIEF EXECUTIVE, UBA PLC	1953	RESIGNED FROM THE BOARD EFFECTIVE FEB. 4, 2004
1 McGREGOR ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1956	APPOINTED DEPUTY MANAGING DIRECTOR/AG.MD DECEMBER 2, 2003
98 NORMAN WILLIAMS IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	NO CHANGE
PLOT 1146, STRASS CRESCENT, WUSE II	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
10 WURAOLA OJO CLOSE, IDIMU LAGOS	EXECUTIVE DIRECTOR UBA PLC	1944	NO CHANGE
9, PROBYN STREET IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1962	APPOINTED TO THE BOARD DECEMBER 2, 2003 DISENGAGED FROM THE BOARD MARCH 4, 2004

Corporate Affairs Commission ... Signature

RESERVED FOR BINDING

Signature { ______ Director
______ Secretary

If the space provided in the form is insufficient, particulars of other dir...

Particulars of Directors of UNITED BANK FOR AFRICA PLC

kixxiteck

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. HAKEEM BELO-OSAGIE	NONE	NIGERIAN
MALLAM ABBA KYARI, OON	NONE	NIGERIAN
MR. ARNOLD EKPE	NONE	NIGERIAN
ALHAJI ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
ALHAJI YUNUSA K. OJO	NONE	NIGERIAN
MRS. MAIRO BASHIR	NONE	NIGERIAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
0 6 JUN 2004
Name
Designation
Signature

Dated the 24TH day of FEBRUARY ~~200~~ 2004

"Director include any person who occupies the position of director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

27 FEB 2004
UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)
ZONE 5, WUSE ABUJA

Form C. O7
RC:NO 2457

C 30894

COMPANIES AND ALLIED MATTERS ACT 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 JUN 2004
APPROVED BY
Name ....
Sign ....

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Corporate Affairs Commission
Certified True Copy
03 JUN 2004
Name O-Buhan
Designation
Signature

Presented by:
Name
COMPANY SECRETARY
Address
UNITED BANK FOR AFRICA PLC
57 MARINA - LAGOS

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC

XXXXXX.

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
25A, TONY EROMOSELE STR, PARKVIEW ESTATE IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO, TX 78209, U.S.A	DIRECTOR: UBA PLC	1936	NO CHANGE
12 WEST 96TH STREET NEW YORK, NY 10025 U.S.A.	DIRECTOR: UBA PLC	1935	NO CHANGE
31 PHILIPS AVENUE ROCKPORT, MA 01966 U.S.A	DIRECTOR: UBA PLC	1946	NO CHANGE
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR: UBA PLC	1969	NO CHANGE

Corporate Affairs Commission
Copy
03 JUN 2004
Designation

Signature { Director
Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be

Particulars of Directors of UNITED BANK FOR AFRICA PLC

XXHHXXXX

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
MR. JUNAID DIKKO	NONE	NIGERIAN
DR. KHALID A. T. AL-MANSOUR	NONE	AMERICAN
PROF. JEAN HERSKOVITS	NONE	AMERICAN
MR. WILLIAM JAMES	NONE	AMERICAN
MR. ALESSANDRO DEODATO	NONE	ITALIAN

RESERVED FOR BINDING

Dated the 24TH day of FEBRUARY 2004

Corporate Affairs Commission
Certified True Copy
03 JUN 2004
Name
Designation
Signature

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC:NO 2457

C Nº 0058660

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
VERIFICATION
03 JUN 2004
APPROVED BY
Name
Sign

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC
57 MARINA - LAGOS

Corporate Affairs Commission
Certified True Copy
03 JUN 2004
Name
Designation
Signature

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
DR. T. ASUQUO JOHN	NONE	NIGERIAN
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
ALHAJI MUSTAPHA A. ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN
MR. WILLY KROEGER	NONE	NIGERIAN

RESERVED FOR BINDING

Dated the [illegible]TH day of FEBRUARY 2004

Corporate Affairs Commission
Certified True Copy
0 JUN 2004
Name
Designation
Signature

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body

Particulars of Directors of UNITED BANK FOR AFRICA PLC

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
8 ILADO CLOSE, IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD, FLOTILLA LTD	1936	NO CHANGE
39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
5 BABAFEMI OSOBA CRESCENT, LEKKI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
AM 29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR: UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD	1941	NO CHANGE
PLOT 4, OLAWALE COLE ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: TEREDOZ CONSULTING LTD	1942	NO CHANGE
81828 CLIFTON GARDEN LONDON	DIRECTOR: UBA PLC	1948	NO CHANGE

Signature ______ Director

______ Secretary

Corporate Affairs Commission
Certified True Copy
03 JUN 2004
Name
Designation

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

UBA

United Bank For Africa Plc

COMPANY SECRETARY

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

CORPORATE AFFAIRS COMMISSION VERIFICATION 03 FEB 2004 APPROVED Name Sign

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Monday January 19, 2004 in Lagos, it was resolved that:

[a] Prof. Isabella Okagbue be and is hereby reassigned to head the Legal Services Sector.

[b] Aidevo Odu-Thomas be and is hereby appointed the Company Secretary.

Corporate Affairs Commission Certified True Copy 03 FEB 2004 Name Designation Signature

Dated this 29th day of January, 2004.

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

BOARD OF DIRECTORS: CHAIRMAN: HAKEEM BELO-OSAGIE, MANAGING DIRECTOR & CHIEF EXECUTIVE: ARNOLD EKPE, EXECUTIVE DIRECTORS: ALIYU DIKKO, OFFONG AMBAH YUNUSA K. OJO, BELLO GARBA, DIRECTORS: ABBA KYARI ,OON (VICE CHAIRMAN), DR T ASUQUO JOHN, IGWE ALEX NWOKEDI, OON, KAYODE SOFOLA, SAN, ALHAJI MUSTAPHA ABDULKADR, VICTOR ODOZI, JUNAID DIKKO, WILLY KROEGER (GERMAN), PROF. JEAN HERSKOVITS (AMERICAN) DR. KHALID AL-MANSOUR (AMERICAN) WILLIAM JAMES (AMERICAN)

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA

No. 007436

Form CAC 2.1

RC 2 4 5 7

COMPANIES AND ALLIED MATTERS DECREE (1990)

PARTICULARS OF THE PERSON WHO IS THE SECRETARY OF A COMPANY, OR OF ANY CHANGES THEREIN

Pursuant to section 293

N4,000

CORPORATE AFFAIRS COMMISSION
ASSESSMENT
03 FEB 2004
ASSESSED BY
Name.........
Sign.........

VERIFIED
03 FEB 2004
APPROVED BY

Name of Company

U N I T E D B A N K F O R A F R I C A

P L C

● In the case of an individual forename or names and surname. In the case of a corporation corporate name should be used

	LTD	X	PLC		UNLTD		LTDGTE

do hereby give notice of the appointment of

Name of Secretary @ — Y *Change (Y/N)

*Indicate whether change inparticulars.

Surname: O D U - T H O M A S

Other Names: A I D E V O

Corporate Affairs Commission
Certified True Copy
03 FEB 2004
Name
Designation

of
Address of Secretary & — Y *Change (Y/N)

● Usual residential address. In the case of a corporation the registered of principal office

B L O C K 4 4 F L A T 1 L S D P C
M E D I U M H O U S I N G E S T A T E

Town: E B U T E M E T T A State: L A G O S

as Secretary of the above Company

Signature of Director

Dated this 29TH day of JANUARY, 2004

Presented for filing by:

Name: MR J. O. OJO